

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 16, 2015

Hitadi Shapiro Supaat
Chief Executive Officer
British Cambridge, Inc.
Ground Floor, Unit D, Belvedere Tower
San Miguel Avenue, Ortigas Center
Pasig City, 1605 Philippines

> **Re:** **British Cambridge, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 11, 2015**
> **File No. 333-207947**

Dear Mr. Supaat:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our prior letter and cannot agree. In your response you state that you do not have assets consisting solely of cash and/or cash equivalents. However, a review of your audited financial statements for the period ended September 29, 2015 shows that the company has no assets. Additionally, we note that you have an agreement with your affiliate British Cambridge Institute for a fee of $10,000 every three months. In our opinion these assets and operations are nominal in nature. As such, please identify the company as a shell in the registration statement and include all related disclosures.

Prospectus Summary

2. Disclose whether the company, its executive team and directors, any company promoters or their affiliates intend for the company, once it is reporting, to be used as a vehicle for a private company to become a reporting company. Also disclose, if true, that you do not believe that the company is a blank check company because the company has no plans or intentions to engage in a merger or acquisition with an unidentified company, companies, entity or person.

 You may contact Joseph Kempf, Staff Accountant at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

cc: Jeffrey DeNunzio
  V Financial Group, LLC

  Benjamin Bunker, Esq.
  The Bunker Law Group, PLLC.